Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Maquia Capital Acquisition Corporation (the “Company”) on Amendment No. 4 to Form S-1 (file no. 333-253167) of our report dated March 22, 2021, except for Note 7 and the third paragraph of Note 9 as to which the date is April 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Maquia Capital Acquisition Corporation as of January 29, 2021 and for the period from January 1, 2021 (commencement of activities) through January 29, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Hartford, CT

April 29, 2021